                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                        LIBERTY FINANCIAL COMPANIES, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   530512-102
                                 (CUSIP Number)

                            Christopher C. Mansfield
                        Liberty Mutual Insurance Company
                               175 Berkeley Street
                           BOSTON, MASSACHUSETTS 02117

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   MAY 2, 2001

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                            SCHEDULE 13D
-------------------------                ------------------------------------
CUSIP No.  530512-102                                       Page 2 of 8 Pages
--------------------------               ------------------------------------

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    1       NAME OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (entities only)

            Liberty Mutual Insurance Company
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) / /    (b) / /

            Not Applicable
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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            Not Applicable
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e) / /

            Not Applicable
-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            The Commonwealth of Massachusetts
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                                                 7   SOLE VOTING POWER
       NUMBER OF
        SHARES                                       34,475,259 Shares
     BENEFICIALLY                            --------------------------------
       OWNED BY                                  8   SHARED VOTING POWER
         EACH
       REPORTING                                     0
        PERSON                               --------------------------------
         WITH                                    9   SOLE DISPOSITIVE POWER

                                                     34,475,259 Shares
                                             --------------------------------
                                                10   SHARED DISPOSITIVE POWER

                                                     0
-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            34,475,259 Shares
-----------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* / /

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            Not Applicable

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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            70.5%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IC
-----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               AMENDMENT NO. 3 TO
                                       THE
                                  SCHEDULE 13D

ITEM 4. PURPOSE OF TRANSACTION.

Liberty Financial Companies, Inc. (the "Issuer") or Liberty Financial Services, Inc. ("LFS") owns, among other things, all of the issued and outstanding shares of capital stock of certain entities engaged in the annuity and retail distribution business (the "Annuity Subsidiaries"). Pursuant to a Stock Purchase Agreement dated as of May 2, 2001 among Sun Life Assurance Company of Canada ("Sun Life"), the Issuer, and LFS (the "Stock Purchase Agreement"), the Issuer and LFS agreed to sell, and Sun Life agreed to buy, all of the issued and outstanding capital stock of the Annuity Subsidiaries.

As a condition and an inducement to Sun Life to enter into the Stock Purchase Agreement, Liberty Mutual Insurance Company (the "Reporting Person") entered into a Voting Agreement dated as of May 2, 2001 with Sun Life (the "Voting Agreement"). The Voting Agreement is attached hereto as Exhibit A.

Pursuant to the Voting Agreement, the Reporting Person is obligated (i) to vote or cause to be voted all of the shares of the Issuer's of common stock, $0.01 par value (the "Common Stock"), it beneficially owns (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) in favor of the authorization of the Stock Purchase Agreement and the transactions contemplated thereby, (ii) to name Sun Life its lawful proxy to vote all of the shares of Common Stock beneficially owned by the Reporting Person on any matters which may be presented to the shareholders of the Issuer with respect to any matters relating to the Stock Purchase Agreement and the transactions contemplated thereby, (iii) to vote against any other matters which would be inconsistent with the Stock Purchase Agreement or the transactions contemplated thereby and
(iv) not to sell, transfer or encumber its shares of the Issuer's Common Stock prior to the expiration of the Voting Agreement. Notwithstanding item (iv) of the preceding sentence, Sun Life acknowledged and agreed in the Voting Agreement that the Reporting Person may encumber pursuant to a voting agreement or similar instrument the shares of the Issuer's Common Stock that the Reporting Person beneficially owns in connection with any transaction that effects the disposition of the Issuer's assets or businesses other than the Subsidiaries or Business (in each case as defined in the Stock Purchase Agreement); provided, however, that any such voting agreement or similar instrument shall not adversely affect the Issuer's and Sun Life's ability to consummate the transactions contemplated by the Stock Purchase Agreement.

The Voting Agreement (including, without limitation, the proxy granted therein) terminates when, and if, the Stock Purchase Agreement is terminated in accordance with its terms, and parties thereto may also terminate the Voting Agreement at any time by mutual written consent.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the close of business on May 2, 2001, the Reporting Person beneficially owns in the aggregate 34,475,259 shares of the Issuer's Common Stock (the "Shares") (within the meaning of Rule 13d-3 under the Securities Exchange Act, as amended), which constitutes approximately 70.5% of the issued and outstanding Common Stock of the Issuer (based upon the number of shares of the Issuer's Common Stock outstanding as reflected in the Issuer's Form 10-K filed with the Securities and Exchange Commission on April 2, 2001).

(b) The Reporting Person has the sole power to vote and dispose of the Shares of the Issuer's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As referenced and detailed above in Item 4 of this Amendment No. 3 to the
Schedule 13D relating to the Issuer's Common Stock, the Reporting Person entered into the Voting Agreement with respect to the Shares of the Issuer's Common Stock with Sun Life as a condition and an inducement to Sun Life to enter into the Stock Purchase Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
-----------       -----------
Exhibit A         Voting Agreement dated as of May 2, 2001 between Liberty
                  Mutual Insurance Company and Sun Life Assurance Company of
                  Canada

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    LIBERTY MUTUAL INSURANCE COMPANY

DATED:  MAY 3, 2001                 BY: /s/ CHRISTOPHER C. MANSFIELD
                                        ------------------------------
                                        NAME: CHRISTOPHER C. MANSFIELD
                                        TITLE: SENIOR VICE PRESIDENT
                                                  AND GENERAL COUNSEL

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                                                                       EXHIBIT A
                      SUN LIFE FINANCIAL COMPANY OF CANADA
                                   LETTERHEAD

                                            May 2, 2001

Liberty Mutual Insurance Company
175 Berkley Street
Boston, Massachusetts 02117

Ladies and Gentlemen:

         This letter is to confirm our agreement regarding all of the shares of common stock, $0.01 par value per share ("LFC COMMON STOCK"), of Liberty Financial Companies, Inc., a Massachusetts corporation (the "COMPANY"), beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by you and any other shares of LFC Common Stock as to which you may hereafter acquire beneficial ownership (the "SHARES"). In order to induce Sun Life Financial Company of Canada, a Canadian insurance corporation ("BUYER"), to enter into a Stock Purchase Agreement to be dated as of the date hereof among the Company, Liberty Financial Services, Inc., a Massachusetts corporation, and Buyer (the "STOCK PURCHASE AGREEMENT"), you hereby agree as follows:

         1. You hereby represent and warrant as to the Shares issued, outstanding and beneficially owned by you as of the date of this letter agreement that (i) you are the sole owner of and have full right, power and authority to vote the Shares, and this letter agreement is a valid and binding agreement, enforceable against you, in accordance with its terms, and (ii) neither the execution of this letter agreement nor the consummation by you of the transactions contemplated hereby will constitute a violation of, or conflict with, or default under, any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which you are a party or by which you or the Shares are bound.

         2. You hereby agree not to sell, transfer or encumber the Shares prior to the first to occur of (i) the date on which the Stock Purchase Agreement is terminated in accordance with its terms and (ii) the date on which this letter agreement is terminated in accordance with its terms.
Notwithstanding the foregoing, Buyer hereby acknowledges and agrees that you may encumber the Shares pursuant to a voting agreement or similar instrument to the extent that you execute such an agreement in connection with any transaction that effects the disposition of the Company's assets or businesses other than the Subsidiaries or the Business (in each case as defined in the Stock Purchase Agreement); provided, however, that any such voting agreement or similar instrument shall not adversely affect the Company's and the Buyer's ability to consummate the transactions contemplated by the Stock Purchase Agreement.

         3. You hereby agree to vote or cause to be voted all of the Shares (i) in favor of authorization of the Stock Purchase Agreement and the transactions contemplated thereby and (ii) against any other matters which would be inconsistent with the Stock Purchase Agreement or the transactions contemplated thereby. In furtherance of your voting agreement in this paragraph,

Liberty Mutual Insurance Company
May 2, 2001

you hereby revoke any and all previous proxies with respect to any of the Shares and grant to Buyer and such individuals or corporations as Buyer may designate an irrevocable proxy to vote all of the Shares owned by you in accordance with this paragraph on any matters which may be presented to shareholders of the Company with respect to any matters related to the Stock Purchase Agreement or the transactions contemplated thereby or any other matters which would be inconsistent with the Stock Purchase Agreement or the transactions contemplated thereby. You hereby acknowledge that the proxy granted by the foregoing is coupled with an interest and is irrevocable. In addition, you hereby agree to execute such additional documents as Buyer may reasonably request to effectuate its proxy and voting rights under this paragraph.

         4. We each hereby agree that this letter agreement creates legally binding commitments, enforceable in accordance with their terms. This letter agreement (i) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and (ii) supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This letter agreement is not intended to confer upon any other person any rights or remedies hereunder.

         5. This letter agreement (including, without limitation, the proxy granted by paragraph 3 of this letter agreement) shall terminate when, and if, the Stock Purchase Agreement is terminated in accordance with its terms, and the parties hereto may also terminate this letter agreement at any time by mutual written consent.

         6. You acknowledge that irreparable damage to Buyer would occur in the event that you do not perform any provision of this letter agreement in accordance with its specific terms or otherwise breach this letter agreement. You agree that, in the event of any breach or threatened breach by you of any covenant or obligation contained in this letter agreement, Buyer shall be entitled to seek and obtain (i) a decree or order of specific performance to enforce the performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach. You further agree that Buyer shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph 6, and you hereby irrecoverably waive any right that you may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

         7. This letter agreement shall be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the Commonwealth of Massachusetts. Each of the parties shall pay its own expenses in connection with the execution and performance of this letter agreement.

         8. If any term, provision, covenant or restriction of this letter agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this letter agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and there shall be deemed substituted for the provision at issue a valid, legal and enforceable provision as similar as possible to the provision at issue.

Liberty Mutual Insurance Company
May 2, 2001

         Please indicate your agreement to the foregoing by signing this letter agreement in the space provided below, whereupon a binding agreement will have been formed between us in respect of the foregoing.

                             Sincerely,

                             SUN LIFE INSURANCE COMPANY OF CANADA

                             By: /s/ C. James Prieur
                                 ----------------------------------------------
                             Name: C. James Prieur
                             Title: President and Chief Operating Officer

                             and

                             By: /s/ James A. McNulty III
                                 ----------------------------------------------
                                 Name: James A. McNulty III
                                 Title: Executive Vice President

Acknowledged and agreed as of the date first above written:

LIBERTY MUTUAL INSURANCE COMPANY

By: /s/ J. Paul Condrin
   --------------------------------------
Name: J. Paul Condrin
Title: Senior Vice President and Chief Financial Officer